UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: January 18, 2022

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1
Third Supplemental Indenture, dated January 18, 2022, by and among Algonquin Power & Utilities Corp., American Stock Transfer Trust Company, LLC, as U.S. Trustee and TSX Trust Company, as Canadian Co-Trustee

99.2	Indenture, dated January 18, 2022, by and among Algonquin Power & Utilities Corp. and TSX Trust Company, as Trustee
99.3	First Supplemental Indenture, dated January 18, 2022, by and among Algonquin Power & Utilities Corp. and TSX Trust Company, as Trustee
99.4	Provisions Attaching to Preferred Shares, Series H of Algonquin Power & Utilities Corp.
99.5	Provisions Attaching to Preferred Shares, Series I of Algonquin Power & Utilities Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: January 18, 2022	By:	/s/ Arthur Kacprzak
Name: Arthur Kacprzak
Title: Chief Financial Officer